February 12, 2007
VIA EDGAR CORRESPONDENCE
Mr. Kyle Moffatt
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C.
20549
Dear Mr. Moffatt:

Re:	Nortel Networks Corporation (“Nortel” or the “Company”)
Form 10-K/A for Fiscal Year Ended December 31, 2005
Filed May 1, 2006 (“2005 Form 10-K/A”)

Forms 10-Q for Fiscal Quarters Ended September 30, 2006
File No. 1-07260

       We refer to the comment letter dated September 1, 2006 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the 2005 Form 10-K/A and the First and Second Quarter 2006 Quarterly Reports on Form 10-Q filed by Nortel, Nortel’s letter dated September 29, 2006 in response to the September 1, 2006 comment letter (the “September 29, 2006 Response Letter”), the Staff’s October 26, 2006 comment letter (the “October 2006 Comment Letter”), Nortel’s letter dated November 30, 2006 in response to the October 2006 Comment Letter (the “November 2006 Response Letter”), the Staff’s January 29, 2007 comment letter that, in addition to the periods outlined above, also included a comment on Nortel’s Third Quarter 2006 Quarterly Report on Form 10-Q (the “January 2007 Comment Letter”), and the telephone call with the Staff on January 6, 2007, wherein Nortel advised that it planned to respond to the January 2007 Comment Letter by the requested tenth business day deadline, that it requested a telephone call to discuss the response as soon as practicable thereafter, and that it is planning on filing its 2006 Annual Report on Form 10-K on February 22, 2007. The text set forth below immediately following each paragraph number is a verbatim reproduction of comments contained in the January 2007 Comment Letter. Nortel will include revised disclosures in future filings where appropriate. Unless otherwise indicated, all amounts are in millions of U.S. dollars.

Form 10-Q for the quarter ended June 30, 2006
Condensed Consolidated Balance Sheets, page 2
1.	We note your response to our prior comment 3. In regard to your deferred tax assets discussion in your critical accounting policies, please expand to include the following:
•	A table similar to that provided on page 4 of your response letter, specifically detailing your deferred tax assets in each material jurisdiction as of the latest balance sheet presented.

•	Your analysis by material jurisdiction supporting the future realization of the deferred tax asset and that a valuation allowance is not needed. When presenting such analysis, positive and negative evidence based on the examples in SFAS 109 should specifically correlate to the examples in paragraphs 23 and 24. For example, we note that you have significant negative evidence such as cumulative losses in recent years. Accordingly, your conclusion that a valuation allowance is not needed requires positive evidence of sufficient quality and quantity to counteract this negative evidence. Such positive evidence that correlates specifically to paragraph 24 is your assessment that your future income projections will produce more than enough taxable income to realize the deferred tax asset within the carryforward period.

•	Your analysis should also address any unsettled circumstances pursuant to paragraph 23(c) as it relates to your APA/Transfer Pricing uncertainty.

•	Your analysis should also highlight other factors that may impact your future realization, such as the extensive loss carryforward period of 20 years in the U.S. Please note that examples such as no history of material amounts of losses or tax credit carryforwards expiring unused does not provide “positive evidence,” rather, they are simply other possible examples of negative evidence.

•	Provide a detailed analysis of your deferred tax assumptions for specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect on financial condition or operating performance and provide quantitative as well as qualitative disclosure. You should address factors such as how you arrived at your estimates, how accurate your estimates/assumptions have been in the past, how much the estimates/assumption have changed in the past, and whether the estimates/assumptions are reasonably likely to change in the future. In this regard, we note that you place particular emphasis on your future income projections. If your future income projections were to change based on declines in revenues or increases in certain expenses, you should quantify the related impact on your net deferred tax assets.
For additional guidance, refer to the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http:// www.sec.gov/rules/interp/33-8350.htm. Please provide us with your proposed disclosure.
Please be supplementally advised we have updated our critical accounting policies discussion regarding deferred taxes and we intend to present the following updated disclosure in the critical accounting policies section of our Form 10-K filing for the year ended December 31, 2006, and a similar disclosure for all future quarterly filings. Note that all results and corresponding text provided in this response as at December 31, 2006 are based upon estimated preliminary, unaudited results and are subject to change pending completion of our financial statements and the independent audit.
“Tax Asset Valuation
As of December 31, 2006, our deferred tax asset balance, excluding discontinued operations, was $8,408 against which we have recorded a valuation allowance of $4,402 resulting in a net deferred tax asset of $4,006. As of December 31, 2005, our net deferred tax asset was $3,902. The $104 increase in 2006 was primarily due to the effects of foreign exchange translation, partially offset by a reduction of deferred tax assets and valuation allowance in profitable jurisdictions. We currently have deferred tax assets resulting from net operating loss carryforwards, tax credit carryforwards and deductible temporary differences, which are available to reduce future income taxes payable in our significant tax jurisdictions (namely Canada, the U.S., the U.K., and France).
We assess the realization of these deferred tax assets quarterly to determine whether an income tax valuation allowance is required. Based on available evidence, both positive and negative, we determine whether it is more likely than not that all or a portion of the remaining net deferred tax assets will be realized. The main factors that we believe provide evidence about the realizability of our net deferred tax asset are discussed in further detail below and include the following:
•	the amount of, and trends related to, cumulative earnings or losses realized over the most recent 12 quarters;

•	our current period net earnings (loss) and its impact on our strong history of earnings;

•	future earnings projections as determined through the use of internal forecasts, including the impact of sales backlog and existing contracts;

•	our ability to carry forward our tax losses and investment tax credits, including tax planning strategies to accelerate utilization of such assets;

•	industry, business, or other circumstances that may adversely affect future operations; and

•	the nature of the future income required to realize our deferred tax assets.
In evaluating the positive and negative evidence, the weight we assign each type of evidence is proportionate to the extent to which it can be objectively verified.
In the third quarter of 2002, primarily as a result of significant operating losses incurred in 2001 and 2002 and the impact of those losses on our measure of cumulative losses over the 12 preceding quarters, we recorded a valuation allowance against a portion of the deferred tax assets in certain of our significant jurisdictions (namely Canada, the U.S., and France). Management has concluded that the appropriate length of time for measuring cumulative losses is the most recent three years results, inclusive of the current year.
The establishment of our valuation allowance in the third quarter of 2002 coincided with an overall economic shift and significant downturn in the telecom industry. The establishment of a valuation allowance against only a portion of our deferred tax assets in certain of our significant jurisdictions was indicative of our expectation that the telecom industry and our results would improve in the near future. Our expectations of improvement were met in 2003, as we returned to profitability during that year.
In the third quarter of 2002, we placed significant weight on the negative evidence related to our cumulative losses. However, we also placed significant weight on the positive evidence of our strong earnings history, as we had operated at a consistent, cumulative profit prior to 2001.
Since the third quarter of 2002, we have not significantly adjusted the level of our net deferred tax assets in Canada, the U.S., or France other than to present the changes in our deferred tax assets related to other comprehensive income items, foreign currency translation, and the additions of certain refundable tax credits in France. Thus, we have provided valuation allowances against the deferred tax benefit related to our losses in these jurisdictions for the applicable periods since establishing the valuation allowance.
At each reporting period since 2002, we have considered the factors listed above to determine if any further adjustments should be made to the net deferred tax asset on a jurisdictional basis.

Relative to 2002, the factors we consider have generally trended favorably year over year as our jurisdictional cumulative losses have decreased substantially since 2002. As discussed below, we evaluate cumulative earnings (loss) within each jurisdiction and at Nortel Networks Limited (“NNL”), the principal operating subsidiary of Nortel Networks Corporation (“NNC”). NNL has operated at near break-even since 2002, and the results in Canada and the U.S. have improved substantially over the same period relative to 2001 and 2002. As a result, we have concluded that there have not been sufficient changes to our profitability to warrant additional significant changes to our net deferred tax asset.
We view the 2001 and 2002 results as anomalies and believe a strong history of earnings in most of our significant jurisdictions (namely Canada, the U.S., and the U.K.), in combination with recent trends in and current projections of future profitability provide sufficient positive evidence to overcome the primary piece of negative evidence, cumulative losses over the most recent 12 quarters in certain significant jurisdictions (namely Canada and the U.S.).
In the 10 years prior to 2001, our taxable earnings in the significant jurisdictions of Canada, the U.S. and the U.K. were in excess of $9,000 ($5,500 in U.S., $3,500 in Canada, and $300 in the U.K.). We discuss the earnings history, recent trends in profitability and the cumulative earnings/(loss) position of each jurisdiction in more detail below. Because we believe that the future profitability of our significant jurisdictions will closely track our global trend over time, our forecast and future projections of profitability are discussed below rather than in each of the jurisdictional analyses provided later.
Future Projections of profitability:
The ultimate realization of our net deferred tax asset is dependent on the generation of future pre-tax income sufficient to realize the underlying tax deductions and credits. We currently have a significant sales backlog exceeding $5,000 for which revenue and margin will be recognized in the future (including deferred revenue and advance billings). We expect the associated margins of this sales backlog to be consistent with our recent historical margins.
In addition to the amounts attributable to the recognition of our deferred revenue and sales backlog, we expect future pre-tax income will be realized through increasing revenues and reductions to our existing cost structure. Our expectations about future pre-tax income are based on a detailed forecast for 2007 including assumptions about market growth rates, segment analysis and cost reduction initiatives. Revenue growth rates inherent in that forecast are based on input from internal and external market intelligence research sources that compare factors such as growth in global economies, regional trends in the telecom industry and product evolutions from a technological segment basis. Macro economic factors such as changes in economies, product evolutions, industry consolidation and other changes beyond our control could have a positive or negative impact on achieving our targets. We are taking actions through our Business Transformation initiatives, such as exiting products where we cannot achieve market share as well as adjusting our cost base in order to achieve our objective of becoming profitable in the future.
Using the detailed forecast as the base, we project our range of future profitability and ability to realize our deferred tax assets assuming both improving revenues based on market growth analysis and no change in revenues and by making certain assumptions about the cost savings we expect to achieve. The cost savings assumptions are based on management’s overall plan to improve profitability including the Business Transformation initiative designed to improve operating margins by $1,500 by the end of 2008. Recent Business Transformation initiatives include: i) the divestiture of the loss-making assets and liabilities of our UMTS Access business in the fourth quarter of 2006, ii) the 2006 Restructuring Plan and changes to reduce our North American employee benefit plans and, iii) the recently announced 2007 and 2008 planned workforce reductions and the shift of a portion of our employee base to lower cost locations. These initiatives are discussed in more detail throughout this report.

Though we believe our assumptions about future revenues are conservative, our projections assume that revenue will not decrease below 2007 forecasted levels. Similarly, we expect to achieve the cost savings reflected in the projection. However, if our revenue were to decline by greater than 10% of our 2007 forecast, and such decline in revenue is not offset by additional cost reductions, or if we are not able to achieve 80% of our projected cost reductions by the end of 2008, the weight we ascribe to our strong earnings history and our ability to achieve forecasted results will decrease and an increase to the valuation allowance will likely be necessary in Canada, particularly with respect to short-lived investment tax credits, and possibly the U.S. We do not expect an increase or decrease to our valuation allowance in 2007 if we are able to meet our 2007 forecast. If we significantly exceed our 2007 forecast, we may no longer have 12 quarters of cumulative losses in the U.S., and perhaps Canada, requiring an assessment of whether a portion of the valuation allowance should be released.
In recent years, we have restated earnings multiple times, had significant turnover of senior management, and initiated a complete overhaul of our financial systems and processes. In the process of restating our financial statements, we have implemented a more appropriate and rigorous revenue recognition process which has required an extensive learning process for financial, legal and operating personnel. Primarily as a result of these events, we have performed at a level less than our previous forecasts and projections. Looking ahead in 2007, we have stabilized a number of these factors and assembled a rigorous forecast based on a thorough understanding of the revenue recognition models with which the Company now operates.
The significant majority of our net deferred tax asset is recorded in the U.S. and Canada. As noted above, we are currently in a cumulative loss position in both the U.S. and Canada and, as a result, we consider the potential impairment of our net deferred tax assets in these jurisdictions to be subject to significant judgment, and changes in certain assumptions regarding the realization of the deferred tax assets could have a material effect on our operating performance and financial condition.
The following table provides the breakdown of our net deferred tax asset, by material jurisdiction as of December 31, 2006:

	Tax	Investment	Other	Gross		Net
	Benefit	Tax Credits	Temporary	Deferred	Valuation	Deferred
	of Losses	(net)	Differences	Tax Asset	Allowance	Tax Asset
Canada*	$1,032	$936	$1,257	$3,225	($1,311)	$1,914
U.S.*	1,232	381	767	2,380	(818)	1,562
U.K.	1,564	0	349	1,913	(1,494)	419
France	498	41	14	553	(481)	72
Other	205	0	132	337	(298)	39

Total	$4,531	$1,358	$2,519	$8,408	($4,402)	$4,006

*	Includes $867 of gross deferred tax asset and corresponding valuation allowance in Canada at NNC primarily related to a litigation settlement, and $151 of gross deferred tax asset and corresponding valuation allowance in the U.S. relative to wholly-owned U.S. subsidiaries of NNC primarily related to operating losses.
The jurisdictional analysis below provides further information about the positive and negative evidence we believe is most relevant to each material jurisdiction, including a discussion of the significant assumptions related to our quarterly assessment and a discussion of the types and magnitude of changes in the factors that might indicate a further adjustment of the net deferred tax asset balance is required.

Canada:
Our net deferred tax assets in Canada are recorded at NNL, the principal operating subsidiary of NNC. We have concluded that because NNC does not have any substantive revenue generating activity, a full valuation allowance against the deferred tax assets is appropriate at NNC. Our analysis of cumulative profits in Canada is focused specifically on NNL.
As of December 31, 2006, we have operated at a cumulative loss of $230 over the most recent 12 quarters. Prior to the incurrence of significant losses incurred in 2001 and 2002, which led to the establishment of the valuation allowance against a portion of the deferred tax assets in Canada, we had a strong history of earnings. While our earnings since 2002 have been mixed including several periods of earnings and several periods with losses, the trend relative to 2001 and 2002 is clearly positive, which is reflected in the substantial decrease in our cumulative losses since 2002. Additionally, our cumulative loss has decreased quarter over quarter in six of the last eight quarters.
The significant majority of our $1,914 net deferred tax asset at NNL relates to loss and investment tax credit carryforwards which have 10 year carryforward periods. Approximately 73% of our loss carryforwards are set to expire by the end of 2011, and 68% of our investment tax credits will expire by the end of 2011. However, there are tax-planning strategies that permit the conversion of these loss and investment tax credit carryforwards into discretionary deductible expenses with an unlimited carryforward period. As a result, we do not expect that a significant portion of our carryforwards will expire in the near future. We have started to implement, and have plans to continue implementing, tax planning strategies in an effort to accelerate the utilization of our investment tax credits and loss carryforwards in Canada. Currently these planning strategies can be implemented at minimal risk and cost. These tax planning strategies are permissible based on existing Canadian tax legislation. We place significant weight on our ability to execute this planning strategy.
There is proposed legislation in Canada which may significantly increase the cost of implementing our planning strategies, and may result in a significant amount of our investment tax credits expiring unused. However, we have reviewed the proposed legislation and we believe we have provided adequate valuation allowance for the potential negative impact of the proposed legislation.
U.S.:
As of December 31, 2006, we have operated at a $155 cumulative loss in the U.S. over the most recent 12 quarters. Prior to the incurrence of significant losses in 2001 and 2002, which led to the establishment of the valuation allowance against a portion of the deferred tax assets in the U.S., we had a strong history of earnings. The U.S. was near break-even for the most recent 12 quarters as of December 31, 2005; however, the restatement of earnings completed in April 2006 deferred a significant amount of the earnings from 2005 and prior years into 2006 and beyond. As a result, the U.S. remained in a cumulative loss position for the year ended December 31, 2005. However, the U.S. operations had earnings of $78 during 2006.

The significant majority of our $1,562 net deferred tax assets in the U.S. relates to loss and credit carryforwards which have a 20 year carryforward period. Over 80% of our research tax credits and over 98% of our operating loss carryforwards do not begin to expire until 2019. As a result, we do not expect that a significant portion of our carryforwards will expire in the near future given our projections of future earnings. Unlike our carryforwards in Canada, we do not rely upon any planning strategies to support the realization of the U.S. losses and credits within the carryforward period, as we believe we will have sufficient earnings without the use of any planning strategies.
U.K.:
Like Canada and the U.S., our U.K. operations have a strong history of earnings exclusive of the losses from 2001 and 2002 which created the current carryforwards in the U.K. However, unlike operations in those jurisdictions, the U.K. has exhibited strong earnings since 2002 and has cumulative profits over the most recent 12 quarters. We have provided a valuation allowance against a capital loss in the U.K. as such loss may only offset future capital gains, and we have provided a valuation allowance against certain losses from a now dormant entity. Otherwise, we have determined the remaining deferred tax assets in the U.K. will more likely than not be realized in future years.
France:
Our France operations have operated at a cumulative loss in recent years and over the most recent 12 quarters. In addition, unlike our other material jurisdictions, France does not have a strong history of earnings exclusive of the losses which created the current carryforwards. As there is currently insufficient positive evidence to support deferred tax asset realization, we have provided a valuation allowance against all of the deferred tax assets in France with the exception of certain credits and losses that may be redeemed in cash in future years.
Transfer Pricing:
We have considered the potential impact on our deferred tax assets that may result from settling our existing application for an Advance Pricing Arrangement (“APA”). We have requested the APA apply to the 2001 through 2005 taxation years and we are in discussions with the taxing authorities about including the 2006 taxation year. The APA is currently being negotiated by the pertinent taxing authorities (U.S., Canada, and U.K.).
We are not a party to the APA negotiations, but we do not believe the result of the negotiations will have an adverse impact on us or our deferred tax assets. However, it is possible that the result of the APA negotiations could cause a material shift in historical earnings between various Nortel entities. Such a shift in historical earnings could materially adjust the cumulative earnings (loss) calculation used as part of the analysis of positive/negative evidence associated with the valuation allowance. The years included in the APA negotiations are primarily tax loss years. As such, the APA settlement could result in a reallocation of losses from one jurisdiction to another jurisdiction (with Canada and the U.S. being the two primary jurisdictions for such reallocation).
The impact of the APA negotiations and ultimate settlement cannot be quantified by us at this time due to the uncertainties inherent in the negotiations between the tax authorities. As such, this ultimate settlement position could have a substantial impact on our transfer pricing methodology for future years. We continue to monitor the progress of the APA negotiations and will analyze the existence of new evidence (when available) as it relates to the APA. We may make adjustments to the valuation allowance assessments, as appropriate, as additional evidence becomes available in future quarters.
We continue to review all available positive and negative evidence in each jurisdiction and our valuation allowance may need to be adjusted in the future as a result of this ongoing review. Given the magnitude of our valuation allowance, future adjustments to this allowance based on actual results could result in a significant adjustment to our net earnings (loss).”
Application of Critical Accounting Policies and Estimates, page 79
Goodwill Valuation, page 82
2.	We note your response to our previous comment 5 and your statement that intellectual property rights and patents generally benefit multiple product portfolios. As a result, each of the product portfolios requires the use of intellectual property that may not be attributable to or be transferable with the product portfolio. Please:
•	Expand your discussion of how intellectual property and patents are shared by various product portfolios. Provide us with specific examples that address all product portfolios. Also, provide this discussion for your new organizational structure that you implemented in the third quarter of 2006.

•	Tell us in detail about all of your inputs that you believe are shared by multiple product portfolios.

•	Also, tell us if certain product portfolios relate to specific acquisitions and if goodwill was acquired during those acquisitions. Your response should address the majority of goodwill currently recorded in your financial statements.
Please be supplementally advised, as noted in the November 2006 Response Letter, Nortel completed an assessment under EITF Issue 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business” (“EITF 98-3”), to determine if each product portfolio, or component, that comprises our operating segments constitutes a business. We considered EITF Abstract D-101, “Other Technical Matters: Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142” (“D-101”), which provides clarifying guidance about evaluating whether a component constitutes a business. Considering the manner in which Nortel manages its operations, the level to which previously acquired businesses have been integrated, and the extent to which assets and other resources are shared by and among our product portfolios, we concluded that the product portfolios do not have the self sustaining ability to operate apart from the remaining product portfolios, with the exception of PEC, which is managed separately due to the regulatory restrictions associated with the nature of its business. We believe the management and sharing of research and development (“R&D”) and sales resources, and sharing of tangible and intangible assets among product portfolios are indicators the individual product portfolios do not constitute businesses.
Intellectual Property & Patents
In response to the previous comment 5, Nortel’s reference to the sharing of intellectual property and patents was intended to refer to the collective technologies of the Company, including proprietary software and intellectual knowledge base. Our intent was not to refer to specific patents filed by the Company, as Nortel does not map its patents to its own products. Nortel believes certain of its patents may encompass technologies which are utilized across multiple product portfolios. However, the analysis provided below focuses on the sharing of the intellectual property other than patents (namely, the “Nortel” trademark, base technologies, intellectual knowledge base, and proprietary software) that is leveraged across the product portfolios and, in some instances, across operating segments.
“Nortel” Trademark
One of Nortel’s most valuable items of intellectual property is the “Nortel” trademark, which is used to benefit all product portfolios through the reputation and quality that this trademark has earned in the marketplace. Nortel brands its products under the “Nortel” trademark in all product portfolios.
Base Technologies
Nortel has also developed base technologies that are being applied in all product groups. For example, techniques for ensuring voice quality, including voice coding and echo control, are used in all products that transmit voice. Ethernet technology, originally developed for data applications, is the core of the new Provider Backbone Transport that will be used for all media types (voice, video, data, etc.). Error correction technologies, originated in the data environment, are being used in the optical product line. Element Management and Network Management technologies are specific examples of base technologies that are leveraged to varying degrees in all product portfolios.
Intellectual Knowledge Base
All R&D projects are ultimately intended to produce commercially exploitable products or knowledge; however, R&D may be undertaken for which no recognizable commercial gain is immediately evident. Long-term research projects are undertaken in a somewhat academic environment with the long-term goal of producing a commercially exploitable product. The information obtained from those projects is intellectual property and may ultimately be used in relation to various product portfolios. There are also instances in which the Company has identified a specific benefit from the R&D work performed by one operating segment to another operating segment and there is a process to cross-charge a portion of the R&D work performed in order to fund the benefit. For example, within Multimedia Applications, arrangements exist between the MCS R&D team within MCCN (for development of the MAS application for the MCS5200 product) and with the ECSC R&D team within ESPN (for design support for the CallPilot and for shared lab infrastructure support). In addition, the R&D knowledge base of a product can subsequently be used in the development of next generation products. There are certain elements of the Company’s intellectual knowledge base that can be used as applicable in all product portfolios.

Summary of Examples by Product Portfolio
The assessment and the conclusions reached, as described above, did not change with the reorganization effective July 1, 2006 which is depicted in the table below.

	Q2 2006	Q3 2006	“Nortel”	Base	Know-
Product Portfolio	Segment*	Segment**	Mark	Technology	ledge

PEC Solutions (“PEC”)	NGS***	NGS	X	X	X

Legacy Federal		ES	X	X	X

Telephony	ESPN		X	X	X
Applications			X	X	X
Enterprise Network & Security Management (EN&SM)			X	X	X
			X	X	X
Data Networking and Security
		MEN	X	X	X
Optical Networking			X	X	X

Code Division Multiple Access (“CDMA”)	MCCN	MCCN	X	X	X
Global System for Mobile Communications (“GSM”)			X	X	X
Universal Mobile Telecommunications Systems (“UMTS”)			X	X	X
Carrier Managed Networks (“CMN”) — Legacy Voice			X	X	X
CMN — Succession			X	X	X
CMN — IP Multimedia Subsystem (“IMS”)			X	X	X
Worldwide Interoperability for Microwave Access (“WiMax”)			X	X	X

Maintain		GS****	X	X	X

*	The Company’s Q2 2006 Segments were: Nortel Government Solutions (“NGS”), Enterprise Solutions and Packet Networks (“ESPN”), and Mobility and Converged Core Networks (“MCCN”)

**	The Company’s Q3 2006 Segments were: NGS, Enterprise Solutions (“ES”), Metro Ethernet Networks (“MEN”), MCCN and Global Services (“GS”)

***	The economic similarities of NGS are addressed in response to question #3

****	Prior to Q3 2006, activity related to services provided to Nortel customers was reported as a function of the related product portfolio. The GS operating segment is not separated into various product portfolios, but rather service offering types.
Proprietary Software
Nortel has identified several instances in which proprietary software is used across product portfolios and even across operating segments. Following are detailed examples followed by a summary table of these instances:
1.	The Nortel Versatile Service Engine (“VSE”) (which includes Nortel proprietary software and third party software) is a platform which is used across the MCCN portfolios.

2.	The Legacy Voice Spectrum Platform is a high-speed, optical interface switch peripheral developed in the CMN-Legacy Voice product portfolio which is also used in the Base Station Controller (“BSC”) 3000 within the GSM portfolio.

3.	Passport 7K, an Ethernet switch developed within the Data Networking and Security portfolio, is also used in Packet Control Units within GSM, CDMA and UMTS.

4.	The S18K Base Transceiver Station (“BTS”) was developed in the GSM portfolio but is also used in UMTS networks.

5.	As part of the Operations Administration and Maintenance (“OAM”) strategy, Nortel has developed a common Network Management platform that is used across the MCCN portfolios. CDMA, WiMAX, GSM, UMTS and CMN all share the common OAM platform.

6.	The Data Networking and Security Passport 15K Platforms are high-capacity, carrier-grade switches that are used in many product portfolio of the Company.

7.	NodeB is a UMTS Terrestrial Radio Access Network product that contains Application Specific Integrated Circuits used in other Nortel products like the GSM BTS.

8.	The Preside Optical Network Manager is an EN&SM communication software tool that is often bundled with products from the Telephony and Data Networking and Security product portfolios.

9.	The Communication Server 2000 (“CS2K”) is a carrier grade switch that enables migration from voice to data networks and this technology is commonly used by MCCN (CDMA, GSM, UMTS, CMN) and Telephony product portfolios.

10.	Multimedia Communication Server (“MCS”) integrates voice with video, collaboration, and presence services to deliver next-generation communication services and is used in Telephony and CMN – IMS.

11.	The Billing Hardware and Software (Super Note Data Manager (“SDM”) and Core Billing Manager (“CBM”)) has common applications across CDMA, GSM, UMTS and CMN - Succession portfolios)

12.	Media Gateway switches facilitate integration of Voice and Data traffic. This is a common platform used in MCCN (CDMA, GSM and CMN) as well as the Telephony and Data Networking and Security product portfolios.

13.	The CDMA eBSC is developed on a Passport Platform and base software. Some of its functional modules also have application in UMTS and Succession portfolios.
The assessment and the conclusions reached, as described above, did not change with the reorganization effective July 1, 2006, which is depicted in the table below.
Summary of Examples by Product Portfolio

	Q2 2006	Q3 2006		Spectrum	Passport	S18K		Passport					SDM &	Media
Product Portfolio	Segment	Segment	VSE	Platform	7K	BTS	OAM	15K	NodeB	Preside	CS2K	MCS	CBM	Gateway	eBSC

PEC	NGS*	NGS

Legacy Federal		ES
Telephony	ESPN							X		X	X	X		X
Applications								X							X
EN&SM								X		X
Data Networking and Security					X			X		X				X

		MEN						X						X
Optical Networking								X

CDMA	MCCN	MCCN	X		X		X	X			X		X	X	X
GSM			X	X	X	X	X	X	X		X		X	X
UMTS			X		X	X	X	X	X		X		X	X	X
CMN — TDM			X	X			X	X			X			X
CMN — Succession			X				X	X			X		X	X	X
CMN — IMS			X				X	X			X	X		X
WiMax			X				X	X

Maintain		GS**

*	The economic similarities of NGS are addressed in response to question #3

**	Prior to Q3 2006, activity related to services provided to Nortel customers was reported as a function of the related product portfolio. The GS operating segment is not separated into various product portfolios, but rather service offering types.
We believe the analysis above illustrates the degree to which intellectual property is shared by our product portfolios, an important factor supporting our conclusion that none of the product portfolios represent separate businesses.
Other Inputs
The following provides details about the inputs shared by multiple product portfolios within Nortel:

R&D Function
From an overall perspective, the R&D program plan execution is coordinated among a virtual team led by the Chief Technology Officer (“CTO”). R&D is generally project based with the initial focus of each project being related to a product within a product portfolio with an expectation that the technology developed may benefit multiple product portfolios. R&D personnel are, at any given time, associated with product portfolios by virtue of the particular project in which they are engaged. However, the resources are not strategically managed at the product portfolio level. R&D resources are strategically managed at the operating segment level by the operating segment President, or above by the CTO, taking into account the overall direction of the operating segment. The deployment of those resources is continuously reviewed and revised by the operating segment President. R&D personnel and resources are moved between projects or product portfolios depending on the focus as defined by the operating segment President. The knowledge gained by R&D personnel in one product portfolio may be leveraged in R&D related to newer technologies. For example many of the R&D personnel involved in the Wimax technology require radio skills and were previously working in GSM, UMTS or CDMA. Also within each operating segment, there are certain operations functions that support R&D across all product portfolios (for example, Technology Introduction, Trials, Documentation and Technical Support). Furthermore, Nortel’s R&D processes and procedures are developed on a centralized basis, and used by all groups as appropriate. For example, we are currently rolling out universal software (Universal Software Design and Release Process) development processes. Nortel also has developed and uses a common R&D monitoring process, embodied (for example) in CP505.31 (Product Lifecycle Management). There are common R&D processes and procedures that are used in all product portfolios.
Sales Function
The Sales function is not aligned to the product portfolios or operating segments. Rather, it is managed regionally (North America, EMEA, CALA and Asia) and then by major customer. Major customers are typically differentiated between Carrier and Enterprise, with Enterprise sales being further segregated between direct customers and distributors and channel partners. The Sales teams support a wide range of products that sell across several product portfolios.
Tangible Assets
The majority of tangible assets (mainly real estate) are managed at a corporate level and not dedicated to a single product portfolio or even a single operating segment. The majority of Nortel’s facilities house resources related to multiple product portfolios, operating segments, and functional areas. Nortel’s real estate strategy is functionally aligned (e.g. the R&D function is centralized in Ottawa and Richardson, the supply chain and quality functions are centralized in Raleigh) and not based on specific product portfolios. The costs associated with these tangible assets are allocated to the operating segments.
Support Function Resources
Nortel as a whole operates on a shared services model and therefore most of the support functions including Financial Services, Human Resources, Legal, Marketing, Finance, Treasury, Strategy, and Purchasing operate at the segment level or above. More specifically:

Finance Services
Functions like Accounts Receivable, Accounts Payable and Fixed Assets are organized at a regional geographic level for the Company as a whole, with one team focused on North America and smaller regional teams throughout the rest of the globe. The functions are aligned with the Control organization. Resources support multiple product portfolios and/or operating segments.
Human Resources
Each operating segment has a human resources head who manages the human resources needs of the operating segment. This human resources contact assists the operating segment with employee issues related to resourcing and salary and incentive planning. There is not a dedicated self-sustaining human resources function at a level lower than the operating segment level. However, most of the resources related to human resources such as payroll, benefits, etc. are organized on a regional basis, generally with one team focused on North America and smaller regional teams throughout the rest of the globe.
Legal
Legal resources are managed as a corporate service with all attorneys and members of the Law Department reporting directly or indirectly to the Chief Legal Officer. Legal resources are dispersed globally to support the Company as a whole with certain individuals assigned to support the specific activities of Nortel’s head office functions, geographic sales regions, operating segments, supply chain and product R&D groups. There are also certain subject matter specialists in Securities, Employment & Benefits, Intellectual Property Law, and Litigation Management.
Marketing
Each operating segment has a dedicated marketing team, led by its Vice President of Marketing, who reports directly to the operating segment President. Within these teams, there are individuals who support the individual product portfolios. However, all strategic marketing decisions are made at the operating segment level, and any product portfolio specific marketing benefits the operating segment as a whole.
Specific examples, of resources that benefit multiple product portfolios within marketing are product marketing and special business arrangement (“SBA”)/commercial marketing. The product marketing team is centrally managed and serves all product portfolios within an operating segment. While the teams are product centric, some of the activities such as conferences, customer events and trade shows organized by that team serve all products within an operating segment. The SBA/commercial marketing team evaluates special business arrangements for all product portfolios. Many marketing functions operate at a corporate level as they are applicable to all portfolios (for example, Analyst Relations or Branding), while still others operate regionally to address customers on a geographic basis.

Finance
The finance organization operates on several levels, including a product portfolio level, operating segment level and regional basis. From an operating segment perspective, the finance organization operates at the operating segment level. The finance team, primarily related to planning and analysis, includes dedicated personnel who support the product general manager. These product portfolio level teams also support the operating segment level teams. The finance organization also has regional teams that support the sales teams. As described above, this team operates from a regional and major customer perspective. Further, finance Control teams operate on a global or regional basis without regard to the operating segment or product portfolio organization and are responsible for financial reporting. There is not a dedicated self-sustaining finance function at a lower level than the operating segment level.
Treasury
The treasury function is operated at a global level. All decisions regarding cash management, debt and equity financing and investments are made by a centralized group and benefit the entire Company. Treasury decisions are not made at the product portfolio level.
Strategy
Strategic management processes, under the supervision of the global Chief Strategy Officer, are handled at the operating segment level with input from all of the geographic, regional units. The regional units collective input assists operating segment management in determining the resources to be allocated to each product line in terms of R&D efforts.
Purchasing
Nortel’s purchasing agreements are controlled on a centralized basis by the Global Operations organization, with the production being largely outsourced. Under the current business model, Global Operations is accountable for the production and cost levels.
Goodwill Acquisitions
Nortel’s goodwill at June 30, 2006, resulted from the following significant acquisitions:

Acquisition	Goodwill at June 30, 2006

Bay Networks	$1,786
PEC	272
Alteon	178
Periphonics	129
Other	223

Total	$2,588

The products acquired in the 1999 Bay Networks acquisition are held in the Data Networking and Security product portfolio within the ESPN operating segment. Some products acquired include, Business Policy Switch, Ethernet Routing Switch 5510, Ethernet Routing Switch 5520, Ethernet

Switch 325, Ethernet Switch 380-24F, Ethernet Switch 425, Ethernet Switch 450, Ethernet Switch 460-24T-PWR, Ethernet Switch 470, Ethernet Switch Power Supply Unit 10, BayStack 350 Switches and Ethernet Switch 420-24T. The Data Networking and Security product portfolio also includes several other product groupings, including those acquired in the Alteon acquisition and other products developed within the Company. While all of the products acquired in the Bay Networks acquisition are within a single product portfolio, the previously distinct business has been fully integrated into Nortel’s existing business structure and is not operated as a stand alone business. As discussed above, and consistent with all other product portfolios within the Company, the individual product groupings within the Data Networking and Security Component benefit from the extensive sharing of intellectual property and support functions.
As previously discussed, PEC is required to operate autonomously and, as a result, the PEC reporting unit (i.e. product portfolio) relates specifically to the PEC acquisition and, upon the reorganization of our segments in Q3 2006 is treated as a separate reporting unit. As discussed in Question 3, from the period January 1, 2006 to July 1, 2006 the PEC product portfolio and the Legacy Federal product portfolio were considered a single reporting unit due to the economic similarity of the product portfolios.
The products acquired in the Alteon acquisition are held in the Data Networking and Security product portfolio within the ESPN operating segment. Some products acquired include, Ethernet Routing Switch 8661, Ethernet Routing Switch Web Switching Module, Security Element Manager, Web Operating System and Link Optimizers. The Data Networking and Security product portfolio also includes several additional product groupings, including those acquired in the Bay Networks acquisition and others developed within the Company. While all of the products acquired during the Alteon acquisition are within a single product portfolio, the previously distinct business has been fully integrated into Nortel’s existing business structure and is not operating as a stand alone business and as such now benefits from the extensive sharing of intellectual property and support functions.
The products acquired in the Periphonics acquisition are held in the Applications product portfolio within the ESPN operating segment. Some products acquired include, Integration Package for Meridian Link, Intelligent Call Manager, Media Processing Server Developer, Media Processing Server Manager, Media Processing Server SQL, Media Processing Server Studio, Speech Server, and Voice Processing Series/Information Server. The Applications product portfolio also includes several additional product groupings. While all of the products acquired during the Periphonics acquisition are within a single product portfolio, the previously distinct business has been fully integrated into Nortel’s existing business structure and is not operating as a stand alone business and as such now benefits from the extensive sharing of intellectual property and support functions.
“Other” relates to the goodwill associated with eleven additional acquisitions, none of which individually contributed amounts in excess of $67 million in goodwill.
3.	We note your response to our prior comment 8. Your response did not address all the economic characteristics as outlined in EITF D-101. Please address more specifically: 1) shared assets and resources; 2) common R&D; and 3) goodwill recoverability. Also the difference in gross margins between PEC and NGS appears to be significant, please address the major difference in margins in more detail.
Form 10-Q for the fiscal quarter ended June 30, 2006
Application of Critical Accounting Policies and Estimates, page 79
Goodwill Valuation, page 82
Please be supplementally advised that, in addition to the response in the November 2006 Response Letter, in determining whether the two components of the Nortel Government Solutions (“NGS”) operating segment (PEC and Nortel Legacy Federal (“Legacy Federal”)) should have been aggregated into one reporting unit based on their economic similarities, Nortel has considered the following factors as outlined in EITF D-101:
1.	The extent to which the component businesses share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms.
From an operational perspective, PEC and Legacy Federal are increasingly operating as an integrated business. They share assets and resources including, but not limited to: i) common facility and all facility related costs, ii) common support functions such as human resources, information services, legal resources and general accounting, and iii) common executive management team including the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and the Chief Legal Officer. The sharing of assets and other resources is evidenced by cost allocation methodologies between PEC and Legacy Federal. Costs related to the shared functions noted above are allocated between PEC and Legacy Federal. For the six months ended June 30, 2006 we estimate that approximately $2.5 million in shared costs have been allocated between PEC and Legacy Federal.
2.	Whether the components support and benefit from common research and development projects.
Neither PEC nor Legacy Federal incurs any substantial research and development (“R&D”) costs in connection with operating its business. The majority of the R&D costs associated with Legacy Federal are incurred by Nortel and not generally charged to Legacy Federal. However, within Nortel there is a small group (approximately 14 people) called the Federal Champions who assist in translating specific unique government requirements to the other Nortel business units, as they relate to the development of solutions applicable to the U.S. Federal Government market. This R&D performed by Nortel is primarily for the benefit of Legacy Federal and the costs of the Federal Champions are charged back to NGS.
3.	Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert (which might be the case if the components are economically interdependent).
At the time of the acquisition, it was expected that the PEC acquisition would allow Nortel to pursue opportunities in areas that complement its existing products and services and to increase Nortel’s competitiveness in the government market. The acquisition provided synergies between Nortel’s Legacy Federal business and PEC. As a result and in accordance with paragraph 35 of SFAS 142, the goodwill resulting from the transaction has been allocated based on fair value to Nortel’s Legacy Federal business and PEC. The two businesses were considered components, as defined by SFAS 142 paragraph 30, of the (then) Enterprise operating segment. The Legacy Federal component provides Nortel products and services to the government market, and the PEC component also provides services to those same customers. Prior to the acquisition of PEC, due to various certification requirements, Nortel was only able to access partners through a relationship with various certified partners rather than selling directly to the customer. The acquisition of PEC allowed Nortel to change its market approach within the government market to a direct market approach. As noted in the November 2006 Response Letter, “the two components within the NGS operating segment (PEC and Legacy Federal) provide high-end technological solutions and enterprise solutions that help government clients to harness the power of the internet and other advanced technologies to improve mission performance. The products and services are provided through the internet and other technological devices and solutions to meet customer needs. The customers of both components of NGS consist primarily of government agencies, including defense, civil, law enforcement, intelligence and judicial government organizations. Both components of NGS deliver their products and services by providing information technology staff, hardware and software technology for large-scale systems development, and integrating and outsourcing engagements to its customers. The regulatory environment for both involves protocols and security clearances with the U.S. government.” Given this, Nortel believes that goodwill is recoverable from the two components working in concert because the components are economically interdependent.
Gross Margin Analysis:
As noted in our previous response, there is a difference between the gross margin percentage of the two components. This difference is primarily driven by the mix of the underlying products and solutions being delivered by the two components. Substantially all of the Legacy Federal component revenue is derived from the sale of products, while substantially all of the PEC component revenue is derived from the sale of services. The Legacy Federal component revenue is derived from the sale of enterprise communication solutions including voice, data and application products. These products include circuit and packet-based voice solutions, data and multi-media communications solutions and software solutions including media messaging, conferencing and call centers which traditionally have higher standard and gross margins than services revenues given that each product generally has a significant R&D investment that is being recovered. In contrast, a service revenue model generally does not require an initial R&D investment. Substantially all of the revenues from PEC are derived from services which traditionally operate at lower margins as the pricing for such services is based on a cost-plus pricing model. However, the integration of these two component businesses is evidenced by recent contract proposals that offer both products and services into one unified solution through the delivery of a managed network involving hardware, software and services. It is expected that going forward NGS will increase the level of integrated solution offerings providing both Legacy Federal products coupled with PEC services to form one integrated solution. In an effort to promote this strategy externally, NGS is being marketed as an integrated service provider to the U.S. Government market. This is evidenced by the fact that the company changed it name on January 18, 2006 from Nortel PEC Solutions to Nortel Government Solutions. The purpose of this change was to illustrate that NGS is an integrated supplier of solutions, without distinguishing specifically between PEC and Legacy Federal.
As noted in Nortel’s Third Quarter 2006 Quarterly Report, Nortel changed its reportable segments. As part of this change, the reporting of the Legacy Federal business was moved from NGS to Enterprise Solutions. PEC continues as a separate operating segment and its results continue to be reported under “Other”, as it does not meet the quantitative thresholds to be separately reported (as of the nine months ended September 30, 2006, revenues from PEC were approximately 2% of Nortel’s consolidated revenues). The change in the reporting of NGS is not a result of changes in the underlying operations or organizational structure of NGS, rather it is a reflection of a change in the manner in which Nortel’s chief operating decision maker regularly reviews the financial information. As a result, because PEC and Legacy Federal will no longer be in the same operating segments, these two components will not be aggregated into a single reporting unit subsequent to the third quarter of 2006.
Nortel’s decision to aggregate or not to aggregate the Legacy Federal and PEC components does not have an impact on the outcome of Nortel’s 2006 assessment of the recoverability of its goodwill. Similarly, based on the net result of the segment reorganizations, the conclusion does not materially impact the carrying value of goodwill attributable to either the PEC or Enterprise Solutions reporting units as of July 1, 2006 and beyond.

Form 10-Q for the fiscal quarters ended September 30, 2006
4.      Consolidated financial statement details, page 13
We note that you recorded adjustments related to prior periods which are included in your third quarter 2006 financial statements. We also note that these adjustments resulted in a net increase of approximately $37 to net loss which is 37% of your net earnings for the nine months ended September 30, 2006. Since these adjustments appear to be corrections of previous errors, please provide us with the following information:
•	Provide us with your SAB 99 analysis regarding the materiality of these adjustments.

•	Tell us in more detail about these adjustments.
SAB 99 Analysis
Introduction
The SAB 99 analysis for the three months and nine months ended September 30, 2006 consisted of both quantitative and qualitative analyses to assess the materiality of the out-of-period amounts recorded in the period. The Company’s break-even results for the three months and nine months ended September 30, 2006 meant that small dollar value prior period adjustments recorded in the year-to-date 2006 results created large percentage misstatement fluctuations as compared to net earnings (loss). Due to the impact the break-even results had on percentage misstatements, Nortel placed a higher emphasis on the actual dollar adjustments as opposed to the percentage misstatements.
Break-even Results
Nortel historically had a strong earnings history, as the Company had operated at a consistent, cumulative profit until 2001, at which time it experienced significant losses. The Company’s recent break-even results coincided with an overall economic shift and significant downturn in the telecom industry. Nortel does not expect the break-even nature of its results to continue. The Company currently has forecast increasing revenues in certain areas and reductions to its existing cost structure. The cost savings assumptions are based on management’s overall plan to improve profitability including the publicly announced Business Transformation initiative designed to improve annual operating margins by $1,500 by the end of 2008. In recent years, Nortel has restated earnings multiple times, had significant turnover of senior management, and initiated a complete overhaul of its financial systems and processes. Primarily as a result of these events, we have performed at a level less than our previous forecasts and projections. Looking ahead to 2007, we believe we have stabilized a number of these factors and assembled a rigorous forecast based on a thorough understanding of the revenue recognition model with which the Company now operates. As a result of the above factors Nortel has not forecast that the break-even nature of its results will continue.
Nortel Process
The Company has a formalized process for capturing and reporting prior period adjustments, whereby journal initiators complete a profiling template to record the quarterly impact of the adjustment to prior periods. These templates are consolidated to form the basis of the quarterly SAB 99 analysis documented below and within our quarterly SAB 99 memo. A summary of adjustments compared to net earnings (loss) is presented to the Audit Committee on a quarterly basis. Upon consideration of all factors in Nortel’s SAB 99 analysis, the Company concludes on the materiality of the adjustments. Based on a conclusion that the adjustments were immaterial to both current and prior period results, Nortel then considers whether disclosure of the adjustments in its periodic reports is required each quarter, and this consideration led to the Company’s decision to disclose this information in the Third Quarter 2006 Form 10-Q. Nortel also performs a quarterly root cause analysis to understand the control failures that led to the adjustments, and to track progress on remediation of the Company’s material weaknesses.
Quantitative Analysis
Nortel Networks Corporation (“NNC”) reported net earnings of $100 for the nine months ended September 30, 2006 which included prior period adjustments of approximately $37. NNC’s net earnings for the nine months ended September 30, 2006 would have been approximately $137 if the prior period adjustments had been recorded in the appropriate periods. NNC reported a net loss of $99 for the three months ended September 30, 2006 which included prior period adjustments of approximately $38. NNC’s net loss for the three months ended September 30, 2006 would have been approximately $61 if the prior period adjustments had been booked in the appropriate period. The adjustments of approximately $38 and $37 for the three months and nine months ended September 30, 2006 respectively do not change the break-even nature of NNC’s net earnings (loss).
Nortel analyzed the prior period adjustments’ impact to year to date and current quarter net earnings (loss), and although approximately $37 impact to net earnings represents a misstatement of 37% for the year to date earnings, and approximately $38 impact to net loss represents a misstatement of 38% for the third quarter loss, the analysis placed more emphasis on the dollar value misstatement as opposed to the percentage misstatement due to the Company’s break-even results. Further, when considered in terms of the overall size of Nortel’s business during the three months and nine months ended September 30, 2006, ($2,955 revenues and $1,125 gross profit for the current quarter and $8,081 revenues and $3,099 gross profit for the year-to-date), Nortel concluded the adjustments were not material. Nortel considered the impact of the prior period adjustments on the individual lines of the Statement of Operations and Balance Sheet for the three months and nine months ended September 30, 2006. Current quarter cost of revenue was impacted by $21 (approximately 1.3% of cost of revenue), which represents the largest dollar adjustment, and the current quarter other income and expense was misstated by approximately 29% ($15 adjustment) which represents the largest percentage misstatement. Year-to-date revenue was impacted by $57 (approximately 0.8% of revenue), which represents the largest dollar adjustment, and year-to-date minority interest was misstated by approximately 6% ($1 adjustment) which represents the largest percentage misstatement. Gross margin was impacted by less than 0.6% and 0.2% for the three months and nine months ended September 30, 2006 as a result of the prior period adjustments. When considering these adjustments in both absolute dollar and percentage misstatement, the errors, both individually and in aggregate, were considered quantitatively immaterial to the results.
Nortel analyzed the impact of the $37 prior period adjustments on prior quarter and prior year financial statements to ensure the prior results were not materially misstated with respect to net earnings (loss) and to the individual lines of the Statement of Operations. Nortel concluded that previously reported net earnings (loss) and Statement of Operation lines were not materially misstated based both on the dollar value misstatement and the percentage misstatement. The annual prior period misstatements are summarized in the table below:

	9 months	3 months	Year	Year	Year
	ended	ended	ended	ended	ended
	Sept 30	Sept 30	Dec 31	Dec 31	Dec 31
$M	2006	2006	2005	2004	2003

Net Earnings (loss)	$100	$(99)	$(2,575)	$(207)	$293
Prior Period Adjustments	$(37)	$(38)	$28	$(3)	$10
% of Net Earnings (loss)	-37%	38%	-1%	1%	3%

Revenue	$8,081	$2,955	$10,523	$9,516	$9,932
Revenue Prior Period Adjustments	$(57)	$7	$12	$16	$31
% of Revenue	-1%	—	—	—	—

Gross Margin	$3,099	$1,125	$4,306	$3,942	$4,209
Gross Margin Prior Period Adjustments	$(33)	$(14)	$14	$(1)	$22
% of Gross Margin	-1%	-1%	—	—	1%

SG&A	$1,796	$605	$2,413	$2,133	$1,966
SG&A Prior Period Adjustments	$3	$(17)	$(2)	—	$(4)
% of SG&A	—	-3%	—	—	—

R&D	$1,447	$480	$1,856	$1,960	$1,968
R&D Prior Period Adjustments	$1	$(1)	$1	$(3)	—
% of R&D	—	—	—	—	—
(Positive prior period adjustments represent an understated loss or expense, or overstated earnings, revenue or margin, and bracketed prior period adjustments represent an overstated loss or expense, or understated earnings, revenue or margin. For example, the $(37) adjustment for the nine months ended September 30, 2006 represents an understatement of the year-to-date earnings of $100; earnings would have been reported as $137 if the adjustments had been recorded in the appropriate prior period.)
Further, the impact of the known prior period errors to Nortel’s earnings (loss) per share in the current quarter, year to date and prior years did not exceed $0.01. Nortel’s viewpoint is that investors or financial statement users are unlikely to view Nortel’s overall performance differently if the earnings or loss per share were changed by the impact of these adjustments.
Qualitative Analysis
In addition to the quantitative analysis, Nortel performed a qualitative analysis in accordance with SAB 99 guidance. This qualitative analysis determined that the prior period adjustments recorded in the three months and nine months ended September 30, 2006 did not change the trended revenues, margins, SG&A, R&D or earnings of NNC, did not change a loss to an income position, and did not materially impact segment disclosure. Further, some of the adjustments were based on the application of accounting policies that require the Company to make estimates and judgments, which affects the preciseness of measurement. While historical information is available to support the adjustments and Nortel believes the entries were appropriate, they were estimates nonetheless, and varying professional views on accounting treatment indicate many of the entries are inherently judgmental and subject to measurement risk.
Nortel also considered the impact of the adjustments on analysts’ consensus expectations and due to the size and nature of the adjustments, determined that they would not have a material impact on analysts’ consensus expectations. Analysts’ consensus expectations are focused on revenue and earnings (loss) per share. The adjustments reduced Nortel’s revenue by less than 1% for the three months and nine months ended September 30, 2006. Further, there is typically a large variation in analysts’ forecasts for earnings per share and therefore a change in earnings per share of one to two cents is unlikely to impact analysts’ consensus expectations.
Nortel further considered the adjustments with respect to management compensation, and determined that the adjustments would not materially impact the financial metrics used to evaluate management for compensation purposes. Nortel also considered compliance with regulations and loan covenants and determined the adjustments would not impact the Company’s compliance with regulatory requirements or loan covenants. In addition, it should be noted that the adjustments are comprised of several small items rather than one significant error.
Additional Note
Nortel’s third quarter 2006 SAB 99 analysis included an assessment of a likely error related to pension actuarial calculations. At the time of the filing the Third Quarter 2006 Quarterly Report Nortel management did not have sufficient information from the third party actuaries to conclude that this pension issue was a known error. The pension issue was however determined not to be material to the current period results or prior period reported results, in isolation and in aggregation with the other known adjustments, under Nortel’s SAB 99 materiality analysis. Subsequent to the filing of the quarterly report, further information was received from the actuaries and management concluded that this pension issue is an error. In connection with the fourth quarter and year-end 2006 close process, Nortel assessed the materiality of the known pension error firstly under SAB 99 then under SAB 108 guidance, has concluded that the error is not material to prior periods and plans to correct the error in its year-end filing in accordance with SAB 108.
Conclusion
Based on a combination of the quantitative and qualitative analysis, Nortel concluded that the prior period adjustments were not material to the three months and nine months ended September 30, 2006 results, and were not material to previously filed results. The Company does not believe the judgment of a reasonable financial statement user would have been changed or influenced by the adjustments booked in the three months and nine months ended September 30, 2006 that related to prior periods. Details of the most significant adjustments for the nine months ended September 30, 2006 are summarized in the section below.
Adjustments
The adjustments mainly relate to various revenue recognition corrections (with a net decrease to net earnings of $33 million), expense accrual corrections (with a net decrease to net earnings of $8 million) and other adjustments (with a net increase to net earnings of $4 million).

Revenue Adjustments
The revenue recognition corrections related to the incorrect application of appropriate revenue recognition models and calculation corrections which resulted in a decrease of $57 million in revenues for the nine months ended September 30, 2006, and a corresponding reduction in gross margin of $33 million. The five largest individual revenue recognition adjustments, outlined below, resulted in a decrease of $43 million in revenues (75% of the revenue correction) for the nine months ended September 30, 2006 and a corresponding reduction in gross margin of $29 million (88% of the gross margin correction). The remaining adjustments consisted of over fifty small dollar items.
1. Previous misapplication of internal guidance and SOP 81-1 resulted in the reduction of an estimated arrangement fee when an error was noted during a finance review. The finance review highlighted a difference in accounting between two customers. Nortel performed an analysis of this accounting in the third quarter of 2006 prior to the second quarter filing and adjusted the accounting in the three months ended June 30, 2006, to correct the inconsistency. This resulted in a decrease of $8 million in revenues for the nine months ended September 30, 2006, and a corresponding reduction in gross margin of $8 million. The $8 million adjustment relates to prior years as follows: $10 million decrease to 2003 revenues and gross margin; $8 million decrease to 2004 revenues and gross margin; $10 million increase to 2005 revenues and gross margin.
2. Nortel incorrectly recognized revenue on an arrangement entered into in December 2005 whereby Nortel was obligated to deliver hardware that had not yet reached commercial availability. The error was discovered and corrected in Q2 2006 when the customer requested a workaround solution given the delayed release of the undelivered product. An entry was recorded to decrease revenue by $12 million for the nine months ended September 30, 2006 with a corresponding reduction in gross margin of $7 million.
3. Nortel previously recognized revenue on a particular arrangement executed in 2000 whereby Nortel Finance was not aware the Service Level Agreement included a commitment to deliver specified future software upgrades. In response to a customer request for a software upgrade, the Nortel Legal team reviewed the Nortel obligations under the contract and notified Nortel Finance of a potential revenue impacting issue. Upon review of the contract Nortel Finance concluded the contract contained specified software obligations under SOP 97-2 guidance. The customer request in first quarter 2006 was the first request for software upgrades since the contract was executed in 2000. Due to the lack of evidence of fair value of future specified software obligations, Nortel required revenue to be deferred until delivery of all of the free future specified software, presuming all other revenue recognition criteria are met. A correction was recorded in the three months ended March 31, 2006 and this led to a decrease of $12 million in revenues for the nine months ended September 30, 2006, and a corresponding reduction of $5 million in gross margin. This represents an annual reversal of revenue of approximately $3 million and a corresponding annual decrease in gross margin of approximately $1 million for each of 2005, 2004, and 2003. A further decrease of $3 million in revenue and a corresponding decrease in gross margins of $1 million relates to years prior to 2003.
4. Misapplication of U.S. GAAP led to Nortel recognizing revenue in 2003 prior to delivery of all elements of a certain arrangement. A review of the original accounting by the Global Revenue Governance group in second quarter 2006, prompted by a proposed contract amendment, resulted in the conclusion that the revenue should be deferred as at June 30, 2006. This correction led to a decrease of $7 million in revenues for the nine months ended September 30, 2006, and a corresponding reduction in gross margin of $7 million, related to the reversal of revenue previously recognized incorrectly in 2003.
5. SOP 81-1 revenue was recognized in error in Q4 2005 due to an adjusting entry that did not take into account restatement activity previously booked directly into the general ledger but not yet recorded in the sub-ledger. This error was detected in the following period, Q1 2006, when the restatement entries and post-closing adjustments originally made directly in the general ledger were recorded in the sub-ledger and the sub-ledger results were analyzed. This error resulted in a reduction of $4 million in revenues for the nine months ended September 30, 2006, and a corresponding reduction of $4 million in gross margins.
Expense Accrual Adjustments
The expense accrual adjustment in the nine months ended September 30, 2006 consisted mainly of adjustments that were individually less than $2 million. The two most significant items of $2 or more are detailed below.
1. In 2005, Nortel developed and implemented a tool to track software warranty usage. This implementation was completed in an effort to improve the process for estimating software warranty usage as an input to calculating the software warranty provision. An error in the tracking tool was detected in the three months ended September 30, 2006 which led to a correction in the time-tracking tool and a $3 million reduction in net earnings for the nine months ended September 30, 2006 related to a correction in the 2005 provision.
2. Retention bonuses were approved by the compensation committee of the Board of Directors in 2005 for payment to certain Nortel employees in 2006. The commitment to pay this one-time bonus was not effectively internally communicated. The issue was detected in the three months ended September 30, 2006 upon initiation of the payment process. The appropriate accounting for this bonus should have been to accrue the costs across the retention bonus period. The adjustment resulted in a $2 million reduction in net earnings for the nine months ended September 30, 2006 which should have been recorded in 2005.
Other
In addition to the revenue recognition and expense accrual adjustments, an adjustment for foreign exchange was recorded in the three months ended March 31, 2006, which increased net earnings by $7 million for the nine months ended September 30, 2006. This adjustment related to a revenue recognition item booked during the Third Restatement, where the profiling of deferred revenue and costs across years was translated in error at the current rate for each period instead of at historical rates. This error was caused by a lack of understanding by the entry initiator as to the restatement database translation process and a lack of review and confirmation by the initiator of the U.S. Dollar translated figures in the database. This issue was identified upon a review of the restatement entries relating to historical rate transactions.
Over forty small dollar adjustments make up the remaining net adjustment of $3 million, to total the $37 million reduction in net earnings for the nine months ended September 30, 2006.

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     Nortel acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. Nortel also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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     Please contact the undersigned at 905.863.7253 with any questions or if we can be of any further assistance regarding the foregoing.
Yours very truly,
/s/  Paul Karr
Paul Karr
Controller
Nortel Networks Corporation

copy:	Inessa Berenbaum, Senior Staff Accountant, SEC Peter Currie, Executive Vice-President and Chief Financial Officer, Nortel